KongZhong officially launches Guild Wars 2 to Open Beta in China on May 15th 2014

BEIJING, May 15, 2014 - KongZhong Corporation (KONG), a leading provider of digital entertainment services for consumers in the PRC, today officially announced that the most-anticipated 3D fantasy MMORPG Guild Wars 2 begins its Open Beta Test today at 10:00 am on May 15th with 33 server groups prepared for Chinese players. Finally, Guild Wars 2, a world-class revolutionary MMO with over 5 years dedicated to development and innovative core gameplay, formally opens its arms to welcome Chinese players at the Open Beta!

9 additional server groups were added to support the higher levels of concurrency expected for the Open Beta and provide the smoothest online game service for Guild Wars 2 players in China. Meanwhile, the CDKey business model pioneered by Guild Wars 2 in the China market, has supported a successful headstart launch prior to the Open Beta test,by establishing a core base of loyal Guild Wars 2 Chinese players who purchased 500,000 copies of the game during the roughly one-month long pre-order period, with sales continuing to grow leading up to Open Beta and expected post Open Beta.

In game festival prepared by ArenaNet specifically to welcome Chinese players to the global Guild Wars 2 Community

Mike O’Brien, President and Co-Founder of ArenaNet, announced two important Guild Wars 2 game news at the Open Beta event on May 13th for Chinese players. The first was the announcement of the Festival of the Four Winds, an in-game festival that brings back some of the best-loved Living World content and prepared specifically to welcome the Chinese launch. The Zephyrites have returned to the Labyrinthine Cliffs to do business and trade their goods, and Queen Jennah has reopened the Crown Pavilion. In this new content update to be released shortly after the China open beta, Chinese players can experience the joy of movement as you harness the power of the Zephyrites’ aspect crystals, or put your battle skills to the test in the Crown Pavilion and Queen’s Gauntlet. Also, discussed at the May 13th event, players who participate in the festival will have a chance to discover teasers for the upcoming season of Living World.

More importantly, Mike O'Brien announced that Guild Wars 2 is now a truly global game which will provide synchronized updates between the Chinese and the global version. ArenaNet has committed to Chinese players that Guild Wars 2 in China will synchronize it's game releases and feature packs such that any new content that is enjoyed by players in the West will also be available to Chinese players within that same week, truly breaking the model of how most online games are updated in China and the West.

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About KongZhong

KongZhong (KONG), listed in Nasdaq in 2004, is one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. Within Internet games, KONG has the exclusive publishing rights for World of Tanks, World of Warplanes, World of Warships, Guild Wars 2 and other titles in mainland China. Since the acquisition of our proprietary smartphone game engine platform in 2011, KONG has expanded our smartphone game development team across 4 cities in China currently developing over 10 smartphone games across various genres, including MMORPG, RTS, military, and fantasy.

For information, please contact:

Jay Chang

KongZhong Corporation

Tel: +86-10-8857-6000

Email: ir@kongzhong.com

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